UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Forum ETF Trust

Address of Principal Business Office (No. & Street, City, State Zip Code):  Three Canal Plaza, Suite 600, Portland, Maine  04101

Telephone Number (including area code):  (207) 347-2000

Name and Address of Agent for Service of Process:  The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801

Copies to:  Francine J. Rosenberger, K&L Gates LLP, 1601 K Street, N.W., Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [X]NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Portland and State of Maine on the 21st day of March 2012.

Forum ETF Trust

By:   /s/ John Y. Keffer
Name:  John Y. Keffer
Title:  Trustee

Attest:   /s/ Christopher A. Madden
Name:  Christopher A. Madden
Title:  Vice President and Secretary